Shareholder Meeting Results
 (Unaudited)

May 15, 2007 Meeting

A proposal to approve a new management contract between the fund and Putnam Investment Management, LLC was approved as follows:

	Votes	Votes		Abstentions
	For	Against
	35,620,929	1,264,932		1,429,770



All tabulations rounded to the nearest whole number.